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                                                                    EXHIBIT 99.1

                                  RISK FACTORS

     THESE RISKS AND UNCERTAINTIES ARE NOT THE ONLY ONES WE FACE. OTHERS THAT WE DO NOT KNOW ABOUT NOW, OR THAT WE DO NOT NOW THINK ARE IMPORTANT, MAY IMPAIR OUR BUSINESS OR THE TRADING PRICE OF OUR SECURITIES.

COMPANY RISKS

IF WE CANNOT GENERATE ADEQUATE, PROFITABLE SALES OF HEMOPURE, WE WILL NOT BE SUCCESSFUL

     To succeed as a company, we must develop Hemopure commercially and sell adequate quantities of Hemopure at a high enough price to generate a profit. We may not accomplish either of these objectives. Even if we succeed in developing Hemopure commercially, a number of factors may affect future sales of our product. These factors include:

      - whether physicians, patients and clinicians accept Hemopure as a cost_effective and therapeutic alternative to other products, including donated human blood;

      -   whether reimbursement for the cost of Hemopure is available; and

      - whether the public accepts the use of a natural protein product extracted from bovine red blood cells in transfusions, particularly in light of public perceptions in Europe and elsewhere about the risk of "mad cow disease".

IF WE FAIL TO OBTAIN FDA APPROVAL, WE CANNOT MARKET HEMOPURE IN THE UNITED
STATES

     We will not be able to market Hemopure in the United States until we receive FDA approval. Obtaining FDA approval generally takes years and consumes substantial capital resources with no assurance of ultimate success.

     Even though we have completed patient enrollment in our pivotal trial, we are not certain that we will be able to obtain FDA approval of Hemopure. We believe that our ongoing U.S. pivotal Phase III clinical trial is consistent with the FDA's most recent guidance on the design and efficacy and safety endpoints required for approval of products such as Hemopure as a replacement for red blood cells in surgical indications. However, the FDA could change its view or require a change in study design, additional data or even further clinical trials, including trials for indications other than those for which we intend to seek approval in the near term, prior to approval of Hemopure.

OUR FAILURE TO OBTAIN REGULATORY APPROVALS IN FOREIGN JURISDICTIONS WILL PREVENT US FROM MARKETING HEMOPURE ABROAD

     We also intend to market our products in international markets, including the European Union and South Africa. We must obtain separate regulatory approvals in order to market our products in the European Union, South Africa and many other foreign jurisdictions. The regulatory approval processes differ among these jurisdictions. While we recently received approval from the South Africa Medicines Control Council for the use of Hemopure for certain indications, approval in any one jurisdiction does not ensure approvals in a different jurisdiction. As a result, obtaining foreign approvals will require additional expenditures and significant amounts of time.

WE CANNOT EXPAND INDICATIONS FOR OUR PRODUCTS UNLESS WE RECEIVE FDA APPROVAL FOR EACH PROPOSED INDICATION


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     The FDA requires a separate approval for each proposed indication for the use of Hemopure. We expect that our first indication for Hemopure will only involve its use in elective orthopedic surgery. Subsequently, we expect to expand Hemopure's indications. To do so, we will have to design additional clinical trials, submit the trial designs to the FDA for review and complete those trials successfully. We cannot guarantee that the FDA will approve Hemopure for any indication. We can only promote Hemopure for indications which have been approved by the FDA. The FDA may require a label cautioning against Hemopure's use for indications for which it has not been approved.

     The FDA has approved the use of our veterinary product, Oxyglobin, for the treatment of anemia in dogs, regardless of cause. Supplemental approvals are required to market Oxyglobin for any new indications or additional species. We cannot guarantee that we will receive such approvals.

IF WE CANNOT FIND APPROPRIATE MARKETING PARTNERS, WE MAY NOT BE ABLE TO MARKET AND DISTRIBUTE HEMOPURE EFFECTIVELY

     Our success depends, in part, on our ability to market and distribute Hemopure effectively. We have no experience in the sale or marketing of medical products for humans. In the past, we entered into agreements with two established pharmaceutical companies to market our products upon successful completion of clinical development. These arrangements ended in 1996 and 1997. In the event that we obtain FDA approval of Hemopure, we may require the assistance of one or more experienced pharmaceutical companies to market and distribute Hemopure effectively.

     If we seek an alliance with an experienced pharmaceutical company:

     - we may be unable to find a collaborative partner, enter into an alliance on favorable terms, or enter into an alliance that will be successful;

     - any partner to an alliance might, at its discretion, limit the amount and timing of resources it devotes to marketing Hemopure; and

     - any marketing partner or licensee may terminate its agreement with us and abandon our products at any time for any reason without significant payments.

     If we do not enter into an alliance with a pharmaceutical company to market and distribute our products, we may not be successful in entering into alternative arrangements, whether engaging independent distributors, or recruiting, training and retaining a marketing staff and sales force of our own.

FAILURE TO INCREASE MANUFACTURING CAPACITY MAY IMPAIR HEMOPURE'S MARKET
ACCEPTANCE

     We will need to construct additional manufacturing facilities to meet annual demand in excess of 100,000 units of Hemopure. If Hemopure receives rapid market acceptance, we may experience difficulty manufacturing enough of the product to meet demand. If we cannot fill orders for Hemopure, customers might turn to alternative products and choose not to use Hemopure even after we have addressed our capacity shortage.

FAILURE TO RAISE ADDITIONAL FUNDS IN THE FUTURE MAY AFFECT THE DEVELOPMENT, MANUFACTURE AND SALE OF OUR PRODUCTS

     We require substantial working capital to properly develop, manufacture and sell our products. If such financing is not available when needed or is not available on acceptable terms, we may experience a delay in developing products, building manufacturing capacity or fulfilling other important goals.



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OUR LACK OF OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT

     Licensing fees, payments to us from investors and payments to fund our research and development activities comprise almost all of our funding to date. We have no operating history upon which to base an evaluation of our business and our prospects. We must successfully develop our products and product enhancements, achieve market acceptance of our products and respond to competition. We cannot guarantee that we will be successful in doing so, that we will ever be profitable or, if we are, that we will remain profitable on a quarterly or annual basis.

WE HAVE A HISTORY OF LOSSES AND EXPECT FUTURE LOSSES

     We have had annual losses from operations since our inception in 1984. We expect to continue to incur losses from operations until we are able to develop Hemopure commercially and generate a profit. As of April 30, 2001, we had an accumulated deficit of $314.5 million.

IF WE ARE NOT ABLE TO PROTECT OUR INTELLECTUAL PROPERTY, COMPETITION COULD FORCE US TO LOWER OUR PRICES, WHICH MIGHT REDUCE PROFITABILITY

     We believe that our patents, trademarks and other intellectual property rights, including our proprietary know_how, will be important to our success. Our business position will depend, in part, upon our ability to defend our existing patents, and engage in our business free of claims of infringement by third parties. We will need to obtain additional patents for our products, the processes utilized to make our products and our product uses. We cannot guarantee that additional products or processes will achieve patent protection. In addition, third parties may successfully challenge our patents. Oppositions to one of our European patents have already led to a narrowing of this patent in Europe and, because some oppositions are still pending, may lead to further narrowing or even a loss of this European patent.

     We have not filed patent applications in every country. In certain countries, obtaining patents for our products, processes and uses may be difficult or impossible. Patents issued in countries other than the United States and in regions other than Europe may be harder to enforce than, and may not provide the same protection as, patents obtained in the United States and Europe.

OUR PROFITABILITY WILL BE AFFECTED IF WE INCUR PRODUCT LIABILITY CLAIMS IN EXCESS OF OUR INSURANCE COVERAGE

     The testing and marketing of medical products, even after FDA approval, have an inherent risk of product liability. We maintain limited product liability insurance coverage in the total amount of $20.0 million. Our profitability will be affected by a successful product liability claim in excess of our insurance coverage. We cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.

REPLACING OUR SOLE SOURCE SUPPLIERS FOR KEY MATERIALS COULD RESULT IN UNEXPECTED DELAYS AND EXPENSES

     We obtain some key materials, including membranes and chemicals, from sole source suppliers. If such materials were no longer available at a reasonable cost from our existing suppliers, we would need to obtain supply contracts with new suppliers for substitute materials. If we need to locate a new supplier, the substitute or replacement materials will most likely be tested for equivalency. Such evaluations could delay development of a product, limit commercial sales of an FDA-approved product

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and cause us to incur additional expense. In addition, the time expended for such tests could delay the marketing of an FDA_approved product.

PROVISIONS OF OUR RESTATED CERTIFICATE OF INCORPORATION COULD DISCOURAGE TAKEOVER TRANSACTIONS THAT A STOCKHOLDER MIGHT CONSIDER TO BE IN ITS BEST INTEREST

     Certain provisions of our Restated Certificate of Incorporation and by-laws, as well as our stockholders rights plan, could discourage others from initiating a potential merger, takeover or other change of control transaction, including a potential transaction at a premium over market price that a stockholder might consider to be in its best interest.

INDUSTRY RISKS

INTENSE COMPETITION COULD HARM OUR FINANCIAL PERFORMANCE

     The biotechnology and pharmaceutical industries are highly competitive. There are a number of companies, universities and research organizations actively engaged in research and development of products that may be similar to Hemopure. Increased competition could diminish our ability to become profitable or affect our profitability in the future. Our existing and potential competitors:

     -    are also conducting clinical trials of their products;

     - may have substantially greater resources than we do and may be better equipped to develop, manufacture and market their products;

     -    may have their products approved for marketing prior to Hemopure; and

     - may develop superior technologies or products rendering our technology and products non-competitive or obsolete.

STRINGENT, ONGOING GOVERNMENT REGULATION AND INSPECTION OF OUR PRODUCTS COULD LEAD TO DELAYS IN THE MANUFACTURE, MARKETING AND SALE OF OUR PRODUCTS

     The FDA continues to review products even after they receive FDA approval. If and when the FDA approves Hemopure, its manufacture and marketing will be subject to ongoing regulation, including compliance with current Good Manufacturing Practices, adverse event reporting requirements and the FDA's general prohibitions against promoting products for unapproved or "off_label" uses. We are also subject to inspection and market surveillance by the FDA for compliance with these and other requirements. Any enforcement action resulting from failure to comply with these requirements could affect the manufacture and marketing of Hemopure. In addition, the FDA could withdraw a previously approved product from the market upon receipt of newly discovered information. Furthermore, the FDA could require us to conduct additional, and potentially expensive, studies in areas outside our approved indications.

     We will be subject to a variety of regulations governing clinical trials and sales of our products outside the United States. Whether or not FDA approval has been obtained, we must secure approval of a product by the comparable non_U.S. regulatory authorities prior to the commencement of marketing of the product in a country. The approval process varies from country to country and the time needed to secure additional approvals may be longer than that required for FDA approval. These applications may require the completion of preclinical and clinical studies and disclosure of information relating to manufacturing and controls. Unanticipated changes in existing regulations or the adoption of new regulations could affect the manufacture and marketing of our products.


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HEALTH CARE REFORM AND CONTROLS ON HEALTH CARE SPENDING MAY LIMIT THE PRICE WE
CHARGE FOR HEMOPURE AND THE AMOUNT WE CAN SELL

     The federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided in the United States. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, it is possible that the government may institute price controls and limits on Medicare and Medicaid spending. These controls and limits might affect the payments we collect from sales of our products. Assuming we succeed in bringing Hemopure to market, uncertainties regarding future health care reform and private market practices could impact our ability to sell Hemopure in large quantities at profitable pricing.

UNCERTAINTY OF THIRD_PARTY REIMBURSEMENT COULD AFFECT OUR PROFITABILITY

     Sales of medical products largely depend on the reimbursement of patients' medical expenses by governmental health care programs and private health insurers. There is no guarantee that governmental health care programs or private health insurers will reimburse our sales of Hemopure, or permit us to sell our products at high enough prices to generate a profit.

RISKS RELATING TO EQUITY LINE FACILITY OFFERING

POTENTIAL FOR DILUTION AND DECLINE OF THE PRICE OF OUR SHARES

     On June 21, 2001, we entered into the equity line facility pursuant to which we may, subject to certain conditions, sell to Societe Generale up to $75,000,000 of our common stock from time to time over a period of two years; the number of shares and price per share will depend on the market price and trading volume of the shares on the five trading days prior to any sale. The sale of shares pursuant to the equity line facility will have a dilutive effect on our existing stockholders. Subsequent sales of these shares in the open market by Societe Generale may also have the effect of lowering our stock price, thereby increasing the number of shares issuable under the equity line facility (should we choose to sell additional shares to Societe Generale) and consequently further diluting our outstanding shares. These sales could have an immediate adverse effect on the market price of the shares and could result in dilution to the holders of our shares.

     In the event that we were able, in spite of the various restrictions contained in the equity line facility, to draw down the maximum amount of 5,000,000 shares under the facility, these would represent 16.56% of our shares outstanding, when added to the 25,186,599 common shares outstanding as of July 23, 2001.

     The perceived risk associated with the possible sale of a large number of shares issued under the equity line facility at prices as low as $12.61 per share, which is 97% of the $13 floor share price at which Societe Generale has agreed to purchase our shares, or at even lower prices, to the extent that we and Societe Generale waive such requirement, could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock under the equity line facility could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline.

POTENTIAL INABILITY TO IMPLEMENT EXISTING FINANCING PLANS


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     Under the equity line facility Societe Generale is not obligated to purchase shares of our common stock unless a number of conditions have been satisfied. First, it generally has no obligation to purchase shares to the extent that the volume weighted average price of our common stock on the five trading days following the exercise of our right to sell shares to Societe Generale pursuant to the equity line facility is below $13 per share. There can be no assurance that the price of our common stock will meet this minimum trading price condition to our ability to draw down funds under the equity line facility. Second, Societe Generale is only obligated at any given request to purchase shares at a minimum aggregate amount of $500,000 and at a maximum aggregate amount that depends on the daily trading volume, but cannot be more than $4,500,000. We may make a new request six days after the prior request. Furthermore, Societe Generale has no obligation to purchase shares on a given day if our daily trading volume falls below a specified minimum. Also, the equity line facility provides that Societe Generale may not purchase a number of shares during 61 consecutive days that would exceed 9.9% of the number of shares of our common stock issued and outstanding on the first day of this period. Finally, on trading days where the common stock is not listed and approved for trading on the principal trading exchange of our common stock or where trading is restricted, we might not have the right to sell any shares to Societe Generale.

SHARES ELIGIBLE FOR FUTURE SALE MAY CAUSE THE MARKET PRICE FOR OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL

     We cannot predict the effect, if any, that future sales of our common stock or the availability of shares for future sale will have on the market price of our common stock from time to time. As of July 23, 2001, we had outstanding 25,186,599 shares of our common stock. Of these shares, all but 1,006,781 shares are either freely tradable in the public market, unless acquired by our affiliates, or are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933 and eligible for immediate sale in the public market pursuant to Rule 144, subject to certain volume and manner of sale limitations. Approximately 810,343 shares of common stock underlying stock options outstanding as of July 23, 2001 under our stock option plans are available for immediate sale in the public market. There were also 1,253,762 shares of our common stock underlying certain warrants outstanding as of July 23, 2001. Other shares of our common stock issued in the future may become available for resale in the public market from time to time, and the market price of shares of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE HIGHLY VOLATILE, WHICH MAY ADVERSELY AFFECT HOLDERS OF OUR STOCK AND OUR ABILITY TO RAISE CAPITAL

     The trading price of our common stock has been and is likely to continue to be extremely volatile. Our stock price and trading volume could be subject to wide fluctuations in response to a variety of factors, including the following:

     - actual or potential clinical trial results relating to products under development by us or our competitors;

     -    delays in our testing and development schedules;

     -    events or announcements relating to our relationships with others;

     - announcements of technological innovations or new products by us or our competitors;

     -    developments or disputes concerning patents or proprietary rights;

     - regulatory developments in both the United States and foreign countries;

     -    FDA approval of Hemopure or competitors' products;

     - economic and other factors, as well as period-to-period fluctuations in our financial results;

     -    market conditions for pharmaceutical and biotechnology stocks; and


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     -    publicity regarding actual or potential medical results relating to products under development by us or our competitors.




TRANSACTIONS BY SOCIETE GENERALE MAY AFFECT THE PRICE OF OUR COMMON STOCK

     From time to time, within limitations specified in the equity line facility, Societe Generale may engage in short sales, short sales against the box, puts and calls and other transactions in our common stock, and may sell and deliver the shares in connection with these transactions or to settle securities loans. If Societe Generale engages in such transactions, the price of our common stock may be adversely affected.

     External factors may also adversely affect the market price for our common stock. Our common stock currently trades on The Nasdaq National Market. The price and liquidity of our common stock may be significantly affected by the overall trading activity and market factors on The Nasdaq National Market.